UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2015

Commission File Number: 001-34541

CHINA CORD BLOOD CORPORATION

(Translation of registrant’s name into English)

48th Floor, Bank of China Tower
1 Garden Road
Central
Hong Kong S.A.R.
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒            Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐            No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                 .

EXPLANATORY NOTE

This Report of Foreign Private Issuer on Form 6-K contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, and Section 21E of the Securities Exchange Act of 1934. These statements relate to future events or China Cord Blood Corporation’s (the “Company”) future financial performance. The Company has attempted to identify forward-looking statements by terminology including “anticipates”, “believes”, “expects”, “can”, “continue”, “could”, “estimates”, “intends”, “may”, “plans”, “potential”, “predict”, “should” or “will” or the negative of these terms or other comparable terminology. These statements are only predictions, uncertainties and other factors may cause the Company’s actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements. The information in this Report on Form 6-K is not intended to project future performance of the Company. Although the Company believes that the expectations reflected in the forward-looking statements are reasonable, the Company does not guarantee future results, levels of activity, performance or achievements. The Company’s expectations are as of the date of this Report on Form 6-K, and the Company does not intend to update any of the forward-looking statements after the date of this Report on Form 6-K to conform these statements to actual results, unless required by law.

The forward-looking statements included in this Report on Form 6-K are subject to risks, uncertainties and assumptions about the Company’s businesses and business environments. These statements reflect the Company’s current views with respect to future events and are not a guarantee of future performance. Actual results of the Company’s operations may differ materially from information contained in the forward-looking statements as a result of risk factors some of which include, among other things: continued compliance with government regulations regarding cord blood banking in the People’s Republic of China, or PRC and any other jurisdiction in which the Company conducts its operations; changing legislation or regulatory environments (including the October 2015 revision to China’s One Child Policy) in the PRC and any other jurisdiction in which the Company conducts its operations; the acceptance by subscribers of the Company’s different pricing and payment options and reaction to the introduction of the Company’s premium-quality pricing strategy; demographic trends in the regions of the PRC in which the Company is the exclusive licensed cord blood banking operator; labor and personnel relations; the existence of a significant shareholder able to influence and direct the corporate policies of the Company; credit risks affecting the Company’s revenue and profitability; changes in the healthcare industry, including those which may result in the use of stem cell therapies becoming redundant or obsolete; the Company’s ability to effectively manage its growth, including implementing effective controls and procedures and attracting and retaining key management and personnel; changing interpretations of generally accepted accounting principles; the availability of capital resources, including in the form of capital markets financing opportunities, in light of industry developments affecting issuers that have pursued a “reverse merger” with an operating company based in the PRC, as well as general economic conditions; compliance with restrictive debt covenants under the Company’s senior convertible notes; the non-binding proposal letters from Golden Meditech Holdings Limited and Nanjing Xinjiekou Department Store Co., Ltd.; and other relevant risks detailed in the Company’s filings with the Securities and Exchange Commission in the United States.

Results of Operations and Financial Condition

Following this cover page are the preliminary unaudited condensed consolidated financial results for the three months and six months ended September 30, 2015 of the Company.

CHINA CORD BLOOD CORPORATION

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

As of March 31 and September 30, 2015

	March 31,	September 30,
	2015	2015
	RMB	RMB	US$
	(in thousands except share data)
ASSETS
Current assets
Cash and cash equivalents	2,436,655	2,671,772	420,382
Trading securities	7,708	7,861	1,237
Accounts receivable, less allowance for doubtful accounts (March 31, 2015: RMB28,624; September 30, 2015: RMB33,073 (US$5,204))	120,762	124,978	19,664
Inventories	23,803	29,126	4,583
Prepaid expenses and other receivables	19,508	17,773	2,797
Debt issuance costs	3,592	3,737	588
Deferred tax assets	10,270	11,874	1,868
Total current assets	2,622,298	2,867,121	451,119
Property, plant and equipment, net	603,167	590,061	92,841
Non-current deposits	207,258	215,601	33,923
Non-current accounts receivable, less allowance for doubtful accounts (March 31, 2015: RMB55,211; September 30, 2015: RMB56,422 (US$8,878))	194,238	182,265	28,677
Inventories	58,224	61,375	9,657
Intangible assets, net	115,928	113,618	17,877
Available-for-sale equity securities	122,416	146,016	22,974
Other investment	189,129	189,129	29,758
Debt issuance costs	4,210	2,507	394
Deferred tax assets	2,618	2,212	348
Total assets	4,119,486	4,369,905	687,568

LIABILITIES
Current liabilities
Bank loan	60,000	—	—
Accounts payable	12,673	15,987	2,515
Accrued expenses and other payables	87,381	62,447	9,826
Deferred revenue	220,140	247,837	38,995
Amounts due to related parties	20,802	45,428	7,148
Income tax payable	10,081	11,765	1,851
Deferred tax liabilities	9,100	11,700	1,841
Total current liabilities	420,177	395,164	62,176
Convertible notes	815,851	873,181	137,388
Non-current deferred revenue	1,099,399	1,223,559	192,517
Other non-current liabilities	215,585	237,905	37,432
Deferred tax liabilities	25,261	24,356	3,832
Total liabilities	2,576,273	2,754,165	433,345

EQUITY
Shareholders’ equity of China Cord Blood Corporation
Ordinary shares
- US$0.0001 par value, 250,000,000 shares authorized, 73,140,147 shares issued and 73,003,248 shares outstanding as of March 31 and September 30, 2015, respectively	50	50	8
Additional paid-in capital	814,678	843,626	132,737
Treasury stock, at cost (March 31 and September 30, 2015: 136,899 shares, respectively)	(2,815)	(2,815)	(443)
Accumulated other comprehensive income	63,230	74,358	11,700
Retained earnings	662,615	694,889	109,335
Total equity attributable to China Cord Blood Corporation	1,537,758	1,610,108	253,337
Non-controlling interests	5,455	5,632	886
Total equity	1,543,213	1,615,740	254,223
Total liabilities and equity	4,119,486	4,369,905	687,568

CHINA CORD BLOOD CORPORATION

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

For the Three Months and Six Months ended September 30, 2014 and 2015

	Three months ended September 30,			Six months ended September 30,
	2014	2015		2014	2015
	RMB	RMB	US$	RMB	RMB	US$
	(in thousands except per share data)

Revenues	152,122	171,484	26,982	305,453	336,847	53,000
Direct costs	(30,348)	(37,240)	(5,859)	(60,124)	(73,813)	(11,614)
Gross profit	121,774	134,244	21,123	245,329	263,034	41,386
Operating expenses
Research and development	(2,330)	(2,153)	(339)	(4,829)	(4,087)	(643)
Sales and marketing	(30,953)	(36,966)	(5,816)	(62,696)	(74,175)	(11,671)
General and administrative	(31,028)	(42,647)	(6,710)	(60,174)	(83,867)	(13,196)
Total operating expenses	(64,311)	(81,766)	(12,865)	(127,699)	(162,129)	(25,510)
Operating income	57,463	52,478	8,258	117,630	100,905	15,876
Other expense, net
Interest income	4,704	4,387	690	8,970	9,097	1,431
Interest expense	(25,209)	(26,301)	(4,138)	(50,104)	(52,184)	(8,211)
Exchange loss	(182)	(152)	(24)	(2)	(193)	(30)
Dividend income	—	10,020	1,577	1,196	11,200	1,762
Impairment loss on available-for-sale equity securities	—	(8,361)	(1,316)	—	(8,361)	(1,316)
Others	680	(328)	(52)	1,297	(239)	(38)
Total other expense, net	(20,007)	(20,735)	(3,263)	(38,643)	(40,680)	(6,402)
Income before income tax	37,456	31,743	4,995	78,987	60,225	9,474
Income tax expense	(10,214)	(12,785)	(2,012)	(22,151)	(27,774)	(4,369)
Net income	27,242	18,958	2,983	56,836	32,451	5,105
Net income attributable to non-controlling interests	7	(235)	(37)	149	(177)	(28)
Net income attributable to China Cord Blood Corporation’s shareholders	27,249	18,723	2,946	56,985	32,274	5,077

Net income per share:
Attributable to ordinary shares
- Basic	0.35	0.25	0.04	0.72	0.44	0.07
- Diluted	0.35	0.25	0.04	0.72	0.44	0.07

Other comprehensive income
- Net effect of foreign currency translation, net of nil tax	913	(15,797)	(2,486)	1,442	(15,238)	(2,398)
- Net unrealized (loss)/gain in available-for-sale equity securities, net of nil tax	(8,818)	15,506	2,440	(4,312)	26,366	4,148
Comprehensive income	19,337	18,667	2,937	53,966	43,579	6,855

Comprehensive income attributable to non-controlling interests	7	(235)	(37)	149	(177)	(28)
Comprehensive income attributable to China Cord Blood Corporation’s shareholders	19,344	18,432	2,900	54,115	43,402	6,827

Other Events

On November 23, 2015, the Company issued a press release announcing preliminary unaudited condensed consolidated financial results for the three months and six months ended September 30, 2015. A copy of the press release is attached as Exhibit 99.1.

Exhibits

Exhibit No.	Description

99.1	Press Release, dated November 23, 2015

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

CHINA CORD BLOOD CORPORATION

By:	/s/ Albert Chen
Name:	Albert Chen
Title:	Chief Financial Officer

Dated: November 23, 2015